DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

March 25, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Trillium Therapeutics Inc.
Registration Statement on Form F-1
Filed March 11, 2015
File No. 333-202665

Dear Sirs and Mesdames:

On behalf of our client, Trillium Therapeutics Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated March 18, 2015 (the “Comment Letter”), in respect of the above noted filing (the “Registration Statement”). The Company’s response below is keyed to the heading and comment number contained in the Comment Letter.

DORSEY & WHITNEY LLP — WWW.DORSEY.COM — T 604.687.5151 — F 604.687.8504

SUITE 1605 — 777 DUNSMUIR STREET — P.O.BOX 10444 — PACIFIC CENTRE — VANCOUVER, BRITISH COLUMBIA CANADA V7Y 1K4

USA   CANADA   EUROPE   ASIA-PACIFIC

March 25, 2015

General

1.	We refer you to Item 4 of Form F-1 and Item 8 of Form 20-F. Please revise your registration statement to include your audited financial statements for the most recently completed fiscal year. We will not be in a position to grant effectiveness to your registration statement until such time as all comments relating to that review have been resolved.

The Company’s audited financial statements for the fiscal year ended December 31, 2014 have been included in Amendment No. 1 to the Registration Statement, which was filed on March 25, 2015.

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On behalf of the Company, we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	James Parsons
Trillium Therapeutics Inc.

DORSEY & WHITNEY LLP